Exhibit 99.5

Frequently Asked Questions Sent to Gilead Operating Group

Frequently Asked Questions

For Internal Use Only, Not for Distribution

•                  What was announced on March 2, 2020?

Gilead announced plans to acquire Forty Seven for $4.9 billion. The agreement was unanimously approved by both boards of directors and is expected to close in the second quarter.

•                  What is the rationale for this deal?

The acquisition and addition of Forty Seven’s investigational lead product candidate, magrolimab, will strengthen Gilead’s immuno-oncology research and development portfolio and will help bring Gilead closer to its goal of introducing 10 transformative therapies over the next 10 years.

We believe that magrolimab will bring significant benefit to patients with certain hematological malignancies and has the potential to be a first-in-class, anti-CD47 antibody based on its mechanism of action and emerging clinical data.

Initially magrolimab will bolster Gilead’s emerging immuno-oncology portfolio. Given the promising early results with magrolimab across several hematological malignancies, there may also be synergistic opportunities with Kite in the future.

•                  How will this integrate with Gilead’s oncology efforts? Will there be synergies with Kite?

Gilead has been systematically building an early-stage, differentiated immuno-oncology portfolio exemplified by its internally discovered PD-L1 small molecule (GS-4224) and the anti-CD73-TGFb bifunctional protein (GS-1423) licensed from Agenus. Forty Seven complements this portfolio with the addition of a potential first-in-class, clinical-stage therapeutic that targets an immune mechanism that is not covered by our existing portfolio.

•                  We’ve talked about the benefits of Kite operating as an independent organization, as well as the Galapagos structure — will we leave Forty Seven as a stand-alone company?

It is important to Gilead to rely on a range of operational models to ensure that we are bringing the best external scientific innovation to Gilead. We will do that through a number of different structures.

Forty Seven has a highly experienced team with complementary expertise in a promising area of oncology. We are pleased to be able to add to our expertise in immuno-oncology and look forward to having Forty Seven become part of the Gilead family. In the lead up to the close of the transaction, we will discuss the best working model to support this and ensure the smooth integration of programs into the Gilead development portfolio.

•                  When will the acquisition be complete?

The transaction is expected to close in the second quarter.

•                  What happens between now and close?

Nothing will change between the signing and closing, as Gilead and Forty Seven remain separate, independent companies. Antitrust laws require Gilead and Forty Seven to remain separate, and not to prematurely integrate or engage in certain joint activities until the transaction has received the requisite regulatory approvals and the closing has occurred. We do not anticipate any changes to the Forty Seven organizational structure prior to closing.

•                  What does this mean for future M&A? What can we expect the rest of this year?
This deal demonstrates Gilead’s continued commitment to building a transformative oncology franchise by focusing on high quality science.  We will continue to pursue partnerships and small-to-medium sized acquisitions to increase access to innovative science.

•                  What assets are you most excited about?
We are especially excited about the potential for magrolimab to harness the innate immune system to fight cancer, including MDS and AML. It has the potential to synergize with multiple modalities, including chemotherapies, antibodies and immunotherapies.